State of Rhode Island and Providence Plantations
Office of the General Treasurer
State House – Room 102
Providence, Rhode Island 02903

Seth Magaziner
   General Treasurer

May 18, 2017

On behalf of approximately 60,000 active and retired members of the Employees’ Retirement System of Rhode Island and the Rhode Island Employees Retirement System Pool Trust, our office recently filed a shareholder proposal with Devon Energy (NYSE: DVN) requesting full disclosure by the Board of Directors of the Company’s direct and indirect lobbying activities and expenditures. I have enclosed the text of our proposal, which appears as “Agenda Item #9” on the Company’s 2017 Proxy Statement, with this letter.

As shareholders, we believe that stronger transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation would serve the long-term interests of the company. Transparent reporting would reveal whether company assets are being used for objectives in keeping with the interests of Devon’s shareholders.

Devon has spent $5.39 million on direct federal lobbying1. This figure does not include lobbying expenditures in states, where Devon also lobbies but disclosure requirements are uneven or absent. Absent a system of accountability and disclosure, corporate assets may be used for objectives that pose risks to the company.

We are concerned that Devon’s current lack of lobbying disclosure presents reputational risk to the company. For example, Devon has made controversial undisclosed political payments to the Wisconsin Club for Growth,2 and attracted media scrutiny for lobbying related to Oklahoma earthquakes.3

Devon does not disclose its memberships in, or payments to, trade associations, or the amounts used for lobbying. Nor does the Company disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as its membership in the American Legislative Exchange Council (ALEC). In recent years, over 100 companies have left ALEC, including Ameren, ConocoPhillips, Occidental Petroleum, and Ford.4

In its “Opposition Statement” to the shareholder proposal, the Board posits that the requested disclosure “would not provide useful information to our stockholders”. Without seeing the information, it is impossible to have a factual basis to agree with that statement. As shareholders, we believe that transparent reporting would reveal whether company assets are being used in a manner which is truly aligned with shareholders’ long-term interests.

1 http://www.opensecrets.org/orgs/lobby.php?id=D000025483
2 http://www.prwatch.org/news/2016/01/13012/corporate-political-donations-stay-secret
3 http://www.enidnews.com/news/earthquakes/who-s-at-fault-how-the-state-s-stance-linking/article_d86f4868-64ca-11e5-adc0-9bd8ccfc3b50.html
4 http://www.sourcewatch.org/index.php/Corporations_that_Have_Cut_Ties_to_ALEC

www.treasury.ri.gov
(401) 222-2397 / Fax (401) 222-6140

If you would like to discuss this shareholder proposal further, please contact Kelly Rogers, Deputy Treasurer for Policy & Public Finance, by phone at (401) 222-5126 or by email at Kelly.Rogers@treasury.ri.gov.

Sincerely,

Seth M. Magaziner

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Office of the Rhode Island General Treasurer is not able to vote your proxies, nor does this communication contemplate such an event.  The Office of the Rhode Island General Treasurer is urges shareholders to vote for Item number 9 following the instruction provided on the management’s proxy mailing.

www.treasury.ri.gov
(401) 222-2397 / Fax (401) 222-6140

Rhode Island General Treasurer’s Office Shareholder Proposal with Devon Energy
(“Agenda Item #9” on the Company’s 2017 Proxy Statement)

“Whereas, we believe in full disclosure of Devon’s direct and indirect lobbying activities and expenditures to assess whether Devon’s lobbying is consistent with its expressed goals and in the best interests of stockholders.
Resolved, the stockholders of Devon Energy Corporation (“Devon”) request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Devon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Devon’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a ‘grassroots lobbying communication’ is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation, and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Devon is a member.

Both ‘direct and indirect lobbying’ and ‘grassroots lobbying communications’ include efforts at the local, state, and federal levels. The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Devon’s website.”

www.treasury.ri.gov
(401) 222-2397 / Fax (401) 222-6140